

INVEST IN **CHILAU FOODS**

Chilau: Unleash Authentic Flavor, Simply & Healthily

chilaufoods.com   Orlando, FL

B2B | Food & Beverage | Consumer Goods | Retail | B2C

Highlights

1 Launched in 370+ stores as of Oct 2023, with a projection to reach 800 stores by Q3 2024.

2 Award-Winning Product: Received the 'On Trend for Pantry' honor from KEHE Distributors for 2024

3   Real Traction: 20K+ Customers Served D2C | 1K+ 5-Star Reviews: A Testament to Our Devoted Base

4    $1B Total Addressable Market in a Stale Category: Chilau is disrupting the Soup Bouillon Aisle

Show more

Featured Investor



Derrick Odland
Syndicate Lead

Follow

Invested $50,000 ⓘ

"I ordered the Chilau Foods product the first time April 2, 2020. Little did I know the Variety 4 Pack I got would send me into a cooking frenzy! This product was so good, like slap your mamma good, I immediately ordered more to keep my personal pantry stocked. The Chilau Food product line has become a favorite for many of my friends and family. The Recipes they provide on the website are to die for, and for me, a person who loves to cook and explore my culinary creativity, have had so much fun creating my own dishes. Anyone from a master chef to a person just dabbling around the kitchen can turn anything into a southern inspired masterpiece!...

Read More

Our Founder



Michael Anderson   Founder & CEO

I'm Michael Anderson, the founder and driving force behind Chilau Foods. My love for family, southern cuisine, and the cooking traditions of my gramma's kitchen fuels my passion. With unwavering determination and a vision to share the flavors of my southern heritage, I embarked on a journey to create a brand that celebrates bold Southern tastes and the joy of effortless cooking. My commitment to excellence and a deep-rooted connection to the food I love have led me here, ready to share Chilau with the world. Join us on this flavorful adventure as we redefine Southern-inspired cooking, one delicious dish at a time.

Pitch



BOLD SOUTHERN FLAVOR.

BETTER FOR YOU.

WITH NO FUSS.

AUTHENTIC
CHILAU
SINCE 1920

A SOUP AISLE DISRUPTOR.



MISSION & VISION

TO BRING JOY AND TOGETHERNESS THROUGH THE POWER OF FOOD.

THE VISION IS TO BECOME A PANTRY STAPLE IN HOUSEHOLDS ACROSS THE GLOBE, RECONNECTING FAMILIES AROUND THE TABLE.



LET'S FACE IT, THE SOUP AISLE IS BLAND.
BUT ESSENTIAL TO A HOME-COOKED MEAL
IN THE LAST 52 WEEKS ALONE THE SOUP AISLE GENERATED OVER $1B IN SALES!
Chilau presents a significant opportunity in the retail industry's soup/bouillon category by offering a unique and flavorful alternative that taps into the growing demand for authentic, bold, and ethnic flavor profiles.

COMPETITION
While category-leading brands like Better Than Bouillon dominate the soup aisle, their offerings primarily revolve around traditional flavors like Chicken, Beef, and Vegetable. Chilau Foods stands out by delivering a range of southern and ethnic flavor profiles that ignite the taste buds and elevate everyday cooking. Innovative flavors saw 105% Growth in the last 52 weeks!

Flavor	$ Sales % Change vs. Year-Ago
CHICKEN	20.4%
ROASTED CHICKEN	16.1%
BEEF	15.2%
ROASTED BEEF	8.5%
TOMATO WITH CHICKEN	27.0%
CHICKEN TOMATO	19.7%
SEASONED VEGETABLE	5.7%
TOMATO AND CHICKEN	31.3%
VEGETABLE	0.4%
REMAINING FLAVOR	105.2%

via Nielsen NIQ NIQ
AUTHENTIC CHILAU SINCE 1929
We anticipate capturing a substantial portion of soup aisle visitors, potentially reaching 15% of customers and generating $11.3 million in sales over the next 3 years"

Forward-looking statements are not guaranteed.



ORIGINAL SOUTHERN STYLE

LOW COUNTRY CITRUS

CREOLE TRINITY

Our product line of stew bases meets the needs of our target market by providing convenient, flavorful, and authentic options for Southern and ethnic-inspired dishes. Think Beef Stew, Shrimp & Grits, Gumbo and Stewed Chicken.

Chilau makes it easy!
With our 3 step cooking system, consumers can create classic southern-inspired recipes without all the hard work.

1: Choose your base mix
2: Choose your meat and veggies
3: Combine simmer and serve
– it's that simple!



1 — CHOOSE BASE MIX

STOCK, CREAM, TOMATO BASE, WINE, ETC.

2 — PROTEIN & VEGGIES

VEGETABLES, BEEF POULTRY, SEAFOOD SHELLFISH

3 — SIMMER AND SERVE

IDEAS: BEEF STEW, CHICKEN SOUP, SEAFOOD STEW, GUMBO, CURRY RAMEN, CHILI, CHOWDER, MARINARA, CASSEROLES




AUTHENTIC
CHILAU
SINCE 1920
Boil Base
CRAB AND SHRIMP BOIL
CRAB AND SHRIMP BOIL
We are also demystifying the challenge of making a consistent and flavorful seafood boil without all the fuss
Our Boil Base is a First-of-its-kind solution infused with fresh chili peppers and a slow-simmered spice paste for unparalleled southern boil flavor.

**Our boil base is the "first-of-its-kind" to the best of our knowledge; there could be an earlier product that we are unaware of.*

Market Analysis

Huge opportunity in a growing but stale category


Global Bouillon Market is Expected to Account for USD 11.74 Billion by 2028
Global Bouillon Market, By Regions, 2021 to 2028
2021
2028
DATA BRIDGE MARKET RESEARCH
2021 2022 2023 2024 2025 2026 2027 2028
North America Europe Asia Pacific South America Middle East and Africa

The retail grocery market offers a wide range of culinary products to meet consumer demands. Within this market, the stew base segment, also known as bouillon, holds significant potential for growth and innovation. According to Data Bridge Market Research, the bouillon market is expected to reach an estimated value of USD 11.74 billion by 2028, with a projected compound annual growth rate (CAGR) of 3.10% during the forecast period. The increasing demand for convenient food options is a key driving factor for the bouillon market.

While major competitors like Better Than Bouillon dominate the bouillon market, their offerings primarily revolve around traditional flavors like Chicken, Beef, and Vegetable. Chilau Foods stands out by delivering a range of southern and ethnic flavor profiles that ignite the taste buds and elevate everyday cooking.

Our stew bases bring a new level of zest and authenticity to the category, satisfying the cravings of adventurous consumers seeking enhanced taste experiences. By offering stew base options that incorporate bold and vibrant flavors, we tap into a previously untapped niche. This approach not only caters to existing customers who crave variety but also attracts new customers who are eager to explore new cooking horizons. We are redefining the concept of bouillon.

As we penetrate the market, we anticipate capturing a significant market share by catering to a growing demand for diverse flavor options. We aim to revitalize the category, offering an enticing alternative to the monotonous choices available to consumers. The market's projected size and stability, coupled with the increasing popularity of convenient food choices, provide a solid foundation for our growth strategy.

Forward-looking projections are not guaranteed.

Sales Plan

Trust the experts to do what they do best

Nationwide Distribution via UNFI



Click link to view

Chilau Foods has developed a comprehensive marketing and sales strategy to promote and distribute our authentic southern-focused products. We have established a strong market



presence through our primary website and the launch of our Amazon store, reaching consumers directly. Our sales team, led by Jack Swart, collaborates with a national broker network and distributors like UNFI and KeHe to expand our retail reach.

Our broker network of firms who tasted and believe in the brand and are actively selling into their respective regions is listed as follows: CPSM - Southeast, Santucci Sales - East Coast / Northeast, JW Sales - Midwest, Mueller-Yurgae Associates - Midwest, K&B Brokerage - Texas and Louisiana, Glenmoore Brokerage - West Coast and South West.

Marketing Plan

Mapping Out the Road to Success

To drive awareness and engagement, we implement targeted in-store promotions alongside digital marketing and social media campaigns. Our tactics include digital and in-store coupon campaigns, product sampling, and BOGO offers to entice consumers and trial. We have positioned Chilau as the go-to brand for high-quality, flavorful ingredients.

By offering discounts, sampling opportunities, and promotions, we encourage customers to try Chilau products and share their positive experiences. Through these initiatives, we aim to build brand recognition, capture market share, and establish lasting relationships with consumers and retailers.

The 4Ps of Marketing

Product

- Fulfills the need for convenient, flavorful, high-quality meals
- Addresses the frustrations of limited time by taking the guesswork out of seasoning and cooking.
- Compelling 3-step cooking system offering a unique combination of convenience, flavor, and authenticity.

Place

- To spread the word we will utilize a mix of digital marketing channels, including social media, online advertising, and influencer partnerships
- Additionally, we will participate in industry trade shows and food festivals to generate buzz.
- We will leverage the established networks of retailers, distributors, and online markets like Amazon to reach a wider base.

Price

- The affordable price point of $6.99 per jar offers great value-making recipes that feed 4 to 8 people.
- Similar products in the bouillon or stew base category typically range from $4.99 to $8.99
- Chilau offers customers a balance between affordability and the high-quality, flavorful ingredients that set it apart from competitors.

Promotion

- Nationwide distribution in retail grocery, natural foods stores, and e-commerce marketplaces.
- Collaborate with retailers to develop promotional campaigns such as coupon offers, BOGO deals and loyalty programs.

Future Plans & Milestones

Innovate and Conquer

At Chilau Foods, our ambitious vision is to become a pantry staple in households across the globe, reconnecting families around the table with our diverse and flavorful product offerings. We are committed to expanding our reach, forging strategic partnerships, and continuously innovating to create a lasting impact on the industry while remaining dedicated to our mission of bringing joy and togetherness through the power of food.

1   2   3   4

Expand North American Presence	**Grow Diverse Product Portfolio**	**Strategic Partnerships**	**Sustainability and Social Impact**
Establish Chilau as a household name throughout the United Sated and Canada, reaching more families internationally.	Continuously innovate and expand our product offerings to adjacent categories and Food Service.	Forge strategic partnerships with chefs, social media influencers, and like-minded brands to amplify reach.	Build community engagement initiatives, aiming to make a positive impact on the environment and society at large

Forward-looking statements are not guaranteed.



MEET THE FOUNDER MICHAEL ANDERSON

Karen Anderson "the real boss"

Michael Anderson, founder of Chilau Foods, developed the brand via crowdfunding, driven by his Southern grandmother's recipes. With a focus on convenience and authentic flavor, he has grown Chilau by listening to customers and making data-driven decisions, creating soulful recipes without the fuss. All on a bootstrapped budget, grit, and a will to succeed!

The Discovery Phase

Chilau's journey to becoming a celebrated retail brand began with a crucial Discovery Phase, where we meticulously developed our brand and product assortment over years by actively listening to customer feedback in the direct-to-consumer (D2C) space. This customer-centric approach led to significant accomplishments, including serving over 20,300 customers online, earning 1,100 five-star reviews, and building a strong social media presence with 30K followers. Notably, we achieved a 20% repeat customer rate, underscoring the loyalty and satisfaction of our customer base.

Before introducing Chilau as a retail brand, founder Michael attentively waited for the signal from our customer faithful. It was their enthusiastic endorsement that propelled us into the retail space in 2023. This transition from discovery to retail launch represents a pivotal moment in Chilau's history, driven by a deep understanding of our customers' desires and the readiness to meet their needs on a larger scale.


COOL FACTS
20,300 Customers Served Online
1,100 5 ★ Reviews
20% Repeat Customer Rate
30K Social Media Followers
Minority Supplier Development Council
Certified MBE
CERTIFIED
NMSDC
MBE
2023
GRAB A PLATE & MAKE YOURSELF AT HOME
SAVE $1.00!
CHILAU

Retail Traction Summary

Since its debut at the Winter Fancy Food Show, Chilau Foods has seen remarkable traction in the retail sector. Our journey began with the Specialty Food Assoc. awarding Chilau 'On Trend Product', which set the stage for a series of successful IN/OUT promotions with major retailers like Hy-Vee and Market District. This momentum culminated in our retail launch in October 2023, where we launched with leading grocery chains such as Winn-Dixie, United Grocers, Albertsons Market, and Market Street.

Impressively, in less than 10 months from our introduction to retail, Chilau has secured distribution with anchor accounts at the two largest distributors in the country - UNFI and KeHE. Additionally, we have captured Food Services

Distribution through Performance Food Service, whose chefs have tested the product and expressed excitement about the opportunities ahead in 2024. Chilau's rapid growth and expansion into these significant channels underscore the brand's potential and the enthusiasm for our products in both the retail and food service sectors.





CONSUMERS SEARCHING FOR CHILAU IN STORES



CONSUMERS SEARCHING FOR CHILAU IN STORES



WeSTOCK
app.westock.io

PANTRY

Most Requested This Month By Category



| Original | Tomato | Original Southern Style | The Crab Chip | 1. Traditional Old Fashioned | Pickles |

BEVERAGE



| hiyo - variety pack | Wild Prickly Pear | Underberg | HOP WTR Mixed Pack | Ritual Tequila Alternative | Vanilla Bean |

The Organization
Trust Experts To Do What They Do Best

Michael Anderson
Founder & CEO

Creative leader and project manager overseeing all aspects of tech, branding, design, digital strategy, product development and R&D.

Omar Tewari
Advisor - Acting CFO

Experienced CPA with over 20 years experience. Seasoned CFO with experience overseeing finance management of multi-national enterprises and organizations.

Jack Swart
Consumer Product Sales and Marketing

With a wealth of experience in the industry, Jack leads our national sales and marketing efforts through expert broker network management.

Michael Mann
IPAC INC

Leads our production and manufacturing processes and logistics, ensuring the highest quality standards and efficient operations.

DAVIS + GILBERT

Legal Counsel

New York based form. Davis+Gilbert is consistently ranked in Chambers USA and The Legal 500 United States



Organization Partner Map

Michael Anderson
├── Jack Swart CPSM
│   ├── Brokers: JW Sales, Mueller-Yurgae, K&B Brokerage
│   └── Distributors: UNFI, KeHE, Gia Russa
└── Michael Mann IPAC INC
    ├── Production: PO Execution, Inventory Storage, Logistics
    └── Supply Chain: Raw ingredients, Labels, Glass Supply

In addition to these valued partnerships, we have joined forces with **Back Office LLC (Finally.io)** and SPINS Data and Analytics to further enhance our capabilities. Back Office LLC, as a QuickBooks Elite Service Provider, manages our bookkeeping and financial management, allowing us to maintain accurate records and make informed financial decisions. **SPINS Data** and Analytics, an industry leader in providing comprehensive market data and insights, empowers us to make data-driven decisions on product performance and the dynamic competitive landscape.

 

Financial Plan

Seed Round | 5M Pre-money valuation raising 1M

Chilau Foods has undergone a transformative journey since its inception. We've meticulously honed the product line and market positioning based on continuous customer feedback and strategic insights, which has allowed us to achieve a product-market fit primed for success. The debt we've incurred along the way has been an investment in learning, paving the way for growth at our next phase.

In 2023, following a successful e-commerce discovery phase, Chilau Foods is ready for the next level. With a well-rounded foundation that includes a refined product line, competitive pricing strategy, efficient production, and a skilled sales team, we're poised for remarkable growth.

Capital Needs	Value	Percentage
Debt Consolidation	$380,000	38%

Financial Outlook

Our sales projections are based on the anticipated growth from new retail customers landed in the 2023 retail launch and projected summer tradeshow performance. We have successfully signed deals with prominent retail chains, including Hy-Vee, Tractor Supply, Winn-Dixie, and Giant Eagle / Market District, which will contribute significantly to our sales figures. Projections include access to UNFI and KeHE national retailer network and distribution.

US$ M	Y1	Y2	Y3
Revenue	1.2 M	3.8 M	6.3 M
Profit	158K	574K	1.2M

Inventory and Distribution	$200,000	20%
Marketing & PR	$100,000	10%
Sales & Performance Data	$50,000	5%
Salary and Professional Services	$270,000	27%
TOTAL	$1,000,000	100%



Forward-looking projections cannot be guaranteed.


Appendix
COMING SOON
COMING SOON
AUTHENTIC CHILAU SINCE 1920
AUTHENTIC CHILAU SINCE 1920
AUTHENTIC CHILAU SINCE 1920
AUTHENTIC CHILAU SINCE 1920
CHILAU Seasoning ORIGINAL SOUTHERN STYLE
CHILAU Seasoning GARLIC PEPPER & CAYENNE


Clean Label
Better-for-you ingredients.



Nutrition Facts
8 Servings per container
Serving Size 2 tablespoons (28.35g)
Amount per serving
Calories 10
% Daily Value*
Total Fat 0g 0%
Sodium 200mg 9%
Total Carbohydrate 2g 1%
Protein 0g
*The % Daily Value (DV) tells you how much a nutrient on a serving contributes to a daily diet 2,000 calories a day is used for general nutrition advice.
CHILAU FOODS CRAFTED IN FLORIDA
INGREDIENTS: WATER, TOMATO PASTE, SPICES, SEA SALT, GRANULATED ONION, GRANULATED GARLIC, CAYENNE CHILE POWDER, DE ARBOL CHILE POWDER, LEMON JUICE (LEMON JUICE FROM CONCENTRATE, LEMON OIL), TURBINADO SUGAR, DISTILLED VINEGAR, EXTRA VIRGIN OLIVE OIL, NATURAL FLAVOR
8 60009 27921 6
REFRIGERATE AFTER OPENING · SHAKE WELL
CHILAUFOODS.COM
@CHILAUFOODS
BASE MIX OPTIONS: STOCK, CREAM, TOMATO BASE, WINE, ETC.
RECIPE IDEAS: BEEF STEW, SEAFOOD STEW, GUMBO, CURRY, RAMEN, CHILI, CHOWDER, CASSEROLE
AUTHENTIC
CHILAU
SINCE 1920
30 MIN. MEALS
GREAT for CROCKPOT
FEEDS 4-8 PEOPLE
Stew Base
ORIGINAL SOUTHERN STYLE
NET WT. 8 OZ. (227 g.)
CHILAU MAKES IT EASY!
STEP 1: CHOOSE BASE MIX.
STEP 2: CHOOSE PROTEIN AND VEGGIES
STEP 3: COMBINE, SIMMER AND SERVE!
1 CUP CHILAU: 3 CUPS BASE
RATIO
ALL NATURAL, VEGAN FRIENDLY, GLUTEN FREE, NO MSG
SCAN FOR EASY Recipes
SMALL BATCH CRAFTED
FLAVOR ENHANCER
ADD TO: PASTA SAUCE, SOUP, CURRY, GUMBO

Nutrition Facts
8 Servings per container
Serving Size 2 tablespoons (28.35g)
Amount per serving
Calories 10
% Daily Value*
Total Fat 0g 0%
Sodium 180mg 8%
Total Carbohydrate 3g 1%
Protein 0g
*The % Daily Value (DV) tells you how much a nutrient on a serving contributes to a daily diet 2,000 calories a day is used for general nutrition advice.
CHILAU FOODS CRAFTED IN FLORIDA
INGREDIENTS: WATER, TOMATO PASTE, ORANGE JUICE CONCENTRATE, SPICES, SEA SALT, GRANULATED ONION, GRANULATED GARLIC, CAYENNE CHILE POWDER, DE ARBOL CHILE POWDER, LEMON JUICE (LEMON JUICE FROM CONCENTRATE, LEMON OIL), TURBINADO SUGAR, EXTRA VIRGIN OLIVE OIL, NATURAL FLAVOR
8 60009 27922 3
REFRIGERATE AFTER OPENING · SHAKE WELL
CHILAUFOODS.COM
@CHILAUFOODS
BASE MIX OPTIONS: STOCK, CREAM, TOMATO BASE, WINE, ETC.
RECIPE IDEAS: BISQUE, SHRIMP & GRITS, STEWED CHICKEN, CHOWDER, CURRY, RAMEN, CASSEROLE
AUTHENTIC
CHILAU
SINCE 1920
30 MIN. MEALS
GREAT for CROCKPOT
FEEDS 4-8 PEOPLE
Stew Base
LOW-COUNTRY CITRUS
NET WT. 8 OZ. (227 g.)
CHILAU MAKES IT EASY!
STEP 1: CHOOSE BASE MIX.
STEP 2: CHOOSE PROTEIN AND VEGGIES
STEP 3: COMBINE, SIMMER AND SERVE!
1 CUP CHILAU: 3 CUPS BASE
RATIO
ALL NATURAL, VEGAN FRIENDLY, GLUTEN FREE, NO MSG
SCAN FOR EASY Recipes
SMALL BATCH CRAFTED
FLAVOR ENHANCER
ADD TO: PASTA SAUCE, SOUP, CURRY, GUMBO

Nutrition Facts
8 Servings per container
Serving Size 2 tablespoons (28.35g)
Amount per serving
Calories 10
% Daily Value*
Total Fat 0g 0%
Sodium 200mg 9%
Total Carbohydrate 2g 1%
Protein 0g
*The % Daily Value (DV) tells you how much a nutrient on a serving contributes to a daily diet 2,000 calories a day is used for general nutrition advice.
CHILAU FOODS CRAFTED IN FLORIDA
INGREDIENTS: WATER, TOMATO PASTE, SPICES, SEA SALT, GRANULATED ONION, GRANULATED GARLIC, CAYENNE CHILE POWDER, DE ARBOL CHILE POWDER, LEMON JUICE (LEMON JUICE FROM CONCENTRATE, LEMON OIL), TURBINADO SUGAR, DISTILLED VINEGAR, EXTRA VIRGIN OLIVE OIL, NATURAL FLAVOR, SASSAFRAS LEAVES
8 60009 27923 0
REFRIGERATE AFTER OPENING · SHAKE WELL
CHILAUFOODS.COM
@CHILAUFOODS
BASE MIX OPTIONS: ROUX, STOCK, CREAM, TOMATO BASE, ETC.
RECIPE IDEAS: GUMBO, ETOUFFEE, JAMBALAYA, BEEF STEW, SEAFOOD STEW, CHOWDER, STEWED CHICKEN
AUTHENTIC
CHILAU
SINCE 1920
30 MIN. MEALS
GREAT for CROCKPOT
FEEDS 4-8 PEOPLE
Stew Base
CREOLE TRINITY
NET WT. 8 OZ. (227 g.)
CHILAU MAKES IT EASY!
STEP 1: CHOOSE BASE MIX.
STEP 2: CHOOSE PROTEIN AND VEGGIES
STEP 3: COMBINE, SIMMER AND SERVE!
1 CUP CHILAU: 3 CUPS BASE
RATIO
ALL NATURAL, VEGAN FRIENDLY, GLUTEN FREE, NO MSG
SCAN FOR EASY Recipes
SMALL BATCH CRAFTED
FLAVOR ENHANCER
ADD TO: PASTA SAUCE, SOUP, CURRY, GUMBO

Nutrition Facts
8 Servings per container
Serving Size 2 tablespoons (28.35g)
Amount per serving
Calories 5
% Daily Value*
Total Fat 0g 0%
Sodium 500mg 22%
Total Carbohydrate 1g 0%
Protein 0g
*The % Daily Value (DV) tells you how much a nutrient on a serving contributes to a daily diet 2,000 calories a day is used for general nutrition advice.
CHILAU FOODS CRAFTED IN FLORIDA
INGREDIENTS: INGREDIENTS: WATER, SEAFOOD SEASONING (SPICE, SEA SALT, ONION, GARLIC, CORIANDER, CELERY SEED, BLACK PEPPER, CAYENNE PEPPER, BAY LEAF), CAYENNE MASH (CAYENNE PEPPERS, SALT), TOMATO PASTE, SPICES, DISTILLED VINEGAR, ANNATTO POWDER, NATURAL FLAVOR
8 60009 27924 7
REFRIGERATE AFTER OPENING · SHAKE WELL
CHILAUFOODS.COM
@CHILAUFOODS
BASE MIX OPTIONS: WATER, STOCK, CREAM, BUTTER, BEER
RECIPE IDEAS: CRAB & SHRIMP BOIL, CLAM BAKE, LOW-COUNTRY BOIL, CRAWFISH BOIL
AUTHENTIC
CHILAU
SINCE 1920
30 MIN. MEALS
GREAT for CROCKPOT
FEEDS 10-15 PEOPLE
Boil Base
CRAB AND SHRIMP BOIL
NET WT. 8 OZ. (227 g.)
CHILAU MAKES IT EASY!
STEP 1: CHOOSE BASE MIX.
STEP 2: CHOOSE PROTEIN AND VEGGIES
STEP 3: COMBINE, SIMMER AND SERVE!
1/4 CUP CHILAU: 8 CUPS OF LIQUID
RATIO
ALL NATURAL, VEGAN FRIENDLY, GLUTEN FREE, NO MSG
SCAN FOR EASY Recipes
SMALL BATCH CRAFTED
FLAVOR ENHANCER
ADD TO: PASTA SAUCE, SOUP, CURRY, GUMBO

Product List

Vibrant flavors of the South without sacrificing convenience or compromising on taste. Clean label with better-for-you ingredients.

Easy 3 Step cooking system included on the label


EASY!
STEP 1: CHOOSE BASE MIX.
STEP 2: CHOOSE PROTEIN AND VEGGIES
STEP 3: COMBINE, SIMMER AND SERVE!
SCAN FOR EASY Recipes
3 CUPS BASE
RATIO

Stew Base
Original Southern Style

Infuses your dishes with the authentic flavors of the South, elevating them to new levels of deliciousness perfect for beef stew, stewed chicken, seafood stews and more .

SRP $6.99


AUTHENTIC
CHILAU
SINCE 1920
Stew Base
ORIGINAL SOUTHERN STYLE


SHAKE WELL
@CHILAUFOODS


AUTHENTIC
CHILAU
SINCE 1920
Stew Base


CHILAU MAKES IT EASY!
SCAN FOR EASY Recipes


SHAKE WELL
@CHILAUFOODS

Stew Base
Low Country Citrus

The same authentic flavor adds a tangy and refreshing citrus twist for a unique and vibrant taste experience, perfect for Shrimp and grits, bisque, curry and more.

SRP $6.99

Stew Base
Creole Trinity

The same authentic flavor adds aromatic blend of Creole spices perfect for Gumbo, Red Beans, Jambalaya and more.

SRP $6.99


AUTHENTIC
CHILAU
SINCE 1920
Stew Base
CREOLE TRINITY


CHILAU MAKES IT EASY!
SCAN FOR EASY Recipes


SHAKE WELL
@CHILAUFOODS


AUTHENTIC
CHILAU
SINCE 1920
Boil Base
CRAB AND SHRIMP BOIL


CHILAU MAKES IT EASY!
SCAN FOR EASY Recipes


SHAKE WELL
@CHILAUFOODS

Boil Base
Crab and Shrimp Boil

First-of-its-kind solution infused with fresh chili peppers and a slow-simmered spice paste for unparalleled southern boil flavor.

SRP $7.99